U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

June 27, 2007

XYRATEX LTD

(Registrant’s name)

Langstone Road

Havant

PO9 ISA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the Second Quarter Fiscal Year 2007

Q2 Revenues $213.0 million

Havant, UK – June 27, 2007 – Xyratex Ltd (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and storage process technology, today announced results for the second fiscal quarter ended May 31, 2007.  Revenues for the second quarter were $213.0 million, a decrease of 26.3% compared to revenues of $288.9 million for the same period last year.

For the second quarter, GAAP net income was $2.0 million, or $0.07 per diluted share, compared to GAAP net income of $24.6 million, or $0.83 per diluted share, in the same period last year. Non-GAAP net income decreased 80% to $5.1 million, or a diluted earnings per share of $0.17, compared to non-GAAP net income of $25.5 million, or $0.86 per diluted share, in the same quarter a year ago (1).

Gross profit margin in the second quarter was 17%, compared to 21.5% in the same period last year, primarily due to business mix.

Revenues from sales of our Networked Storage Solutions products were $169.2 million as compared to $153.7 million in the same quarter a year ago, an increase of 10%. Gross profit margin in the Networked Storage Solutions business was 14.4% as compared to 13.3% a year ago. Revenues from sales of our Storage Infrastructure products were $43.9 million as compared to $135.1 million in the same quarter a year ago, a decrease of 67.5%. Gross profit margin in the Storage Infrastructure business was 28% as compared to 30.9% a year ago.

“Our second quarter results were in-line with our expectations, and reflect the period of significantly reduced spending from our largest Storage Infrastructure customer as it continues to integrate capital equipment acquired as a result of its recent acquisition. We did a good job of executing to our strategic plans and customer expectations. I am encouraged with regard to our continued progress in expanding our customer base as well as our efforts in accessing new markets for our capital equipment,” said Steve Barber, CEO of Xyratex. “Despite some challenging customer requirements, I am confident that the fundamentals of the markets we serve continue to remain good and believe we continue to improve on our competitive and technology position.”

Business Highlights

•                  We announced that our new HS-1235E storage system was honored with the spring Intel® Server & Storage Innovation Award,  presented at the semi-annual Intel Developer Forum (IDF) to recognize technological advancements and innovation. The HS-1235E storage system is based on a third-generation Xyratex design and tightly couples the latest in storage, server and processing technologies.  Intel will offer the HS-1235E as part of their next generation SSR212MC2 and SSR212MC2R Storage Servers.

•                  We demonstrated our new F5404E 4Gb FC-SAS/SATA RAID nearline storage system at Storage Networking World in the Spring. The F5404E is aimed at applications requiring large-capacity and low-cost disk storage.

•                  We secured new design wins with CorData, Dallmeier, Intel, MIC Associates, NEC, and Open Storage Solutions as well as a number of other Tier 2 and 3 customers.

•                  We secured orders for automation products supporting the photovoltaic solar industry in excess of $5m and have commenced customer factory installations.

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. These statements do not include the potential impact of any future acquisitions or divestitures.

•                  Revenue in the third quarter of 2007 is projected to be in the range $221 to $241 million.

•                  Fully diluted earnings per share is anticipated to be between $0.04 and $0.17 on a

GAAP basis in the third quarter. On a non-GAAP basis, fully diluted earnings per share is anticipated to be between $0.16 and $0.29. Non-GAAP earnings per share excludes non-cash equity compensation, amortization of intangible assets, certain non-recurring items and related taxation expense. In the third quarter GAAP net income is expected to be reduced by $0.03 per share as a result of a reduction in  taxation rates in the United Kingdom.

Conference Call/Webcast Information

Xyratex quarterly results conference call will be broadcast live via the internet at www.xyratex.com/investors on Wednesday, June 27, 2007 at 2:00 p.m. Pacific Time/5:00 p.m. Eastern Time. You can also access the conference call by dialing +1 (866) 383-7989 in the United States and +1 (617) 597-5328 outside of the United States, passcode 69480095. The press release will be posted to the company web site www.xyratex.com.

A replay will be available through July 4, 2007 following the live call by dialing +1 (888) 286-8010 in the United States and
+1 (617) 801-6888 outside the United States, replay code 11738451.

(1) Non-GAAP net income and diluted earnings per share excludes (a) amortization of intangible assets, (b) equity compensation expense, (c) specified non-recurring items, such as income from sale of a product line, and (d) the related tax effects. Reconciliation of non-GAAP net income and diluted earnings per share to GAAP net income and GAAP diluted earnings per share is included in a table immediately following the condensed consolidated statements of cash flow below.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance whilst recognizing that they have material limitations and that they should only be referred to with reference to the corresponding GAAP measure.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature, is outside the control of management during the period in which the expense is incurred and in addition has not been measured consistently as a result of the implementation of FAS 123R; (c) the income from the sale of the product line is non-recurring and does not form part of the Company’s core operations; (d) the exclusion of the related tax effects of excluding items (a) to (c) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred.

Safe Harbor Statement

This press release contains forward–looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings per share data (on a GAAP and non-GAAP basis) for the second quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

For more information, visit www.xyratex.com.

Contacts:

Xyratex Investor Relations
Brad Driver
Tel: +1 (408) 325-7260
Email: bdriver@us.xyratex.com
Website: www.xyratex.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Six Months Ended
	May 31,	May 31,	May 31,	May 31,
	2007	2006	2007	2006
	(US dollars in thousands, except per share amounts)
Revenues:
Networked Storage Solutions	$169,155	$153,738	$332,770	$282,568
Storage Infrastructure	43,870	135,144	116,661	196,831
Total revenues	213,025	288,882	449,431	479,399

Cost of revenues	176,804	226,853	368,175	379,801
Gross profit:
Networked Storage Solutions	24,275	20,504	46,561	40,015
Storage Infrastructure	12,273	41,778	35,267	59,944
Equity compensation	(327)	(253)	(572	(361)
Total gross profit	36,221	62,029	81,256	99,598
Operating expenses:
Research and development	19,209	19,402	38,002	35,864
Selling, general and administrative	14,584	15,955	29,384	28,818
Amortization of intangible assets	1,651	1,185	3,302	2,375
Total operating expenses	35,444	36,542	70,688	67,057
Operating income	777	25,487	10,568	32,541
Other income	—	1,965	890	1,965
Interest income, net	774	233	1,429	438
Income before income taxes	1,551	27,685	12,887	34,944
(Benefit) provision for income taxes	(450)	3,109	771	3,931
Net income	$2,001	$24,576	$12,116	$31,013

Net earnings per share:
Basic	$0.07	$0.86	$0.42	$1.08
Diluted	$0.07	$0.83	$0.41	$1.05

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	28,955	28,670	28,900	28,589
Diluted	29,855	29,739	29,832	29,511

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	May 31,	November 30,
	2007	2006
	(US dollars and amounts in
	thousands)
ASSETS
Current assets:
Cash and cash equivalents	$61,400	$56,921
Accounts receivable, net	101,740	105,324
Inventories	81,024	93,111
Prepaid expenses	3,686	2,390
Deferred income taxes	2,310	2,513
Other current assets	6,790	7,247
Total current assets	256,950	267,506
Property, plant and equipment, net	35,812	34,471
Intangible assets, net	59,359	58,109
Deferred income taxes	17,052	15,594
Total assets	$369,173	$375,680

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$80,651	$84,896
Short-term borrowings	—	4,000
Employee compensation and benefits payable	11,016	16,645
Deferred revenue	12,217	16,303
Income taxes payable	1,596	1,641
Other accrued liabilities	13,101	14,701
Total current liabilities	118,581	138,186
Long-term debt	—	3,000
Total liabilities	118,581	141,186

Shareholders’ equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 29,015 and 28,793 issued and outstanding	290	288
Additional paid-in capital	349,958	344,686
Accumulated other comprehensive income	1,482	2,774
Accumulated deficit	(101,138)	(113,254)
Total shareholders’ equity	250,592	234,494
Total liabilities and shareholders’ equity	$369,173	$375,680

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended,
	May 31,	May 31,
	2007	2006
	(US dollars in thousands)
Cash flows from operating activities:
Net income	$12,116	$31,011
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	6,434	4,421
Amortization of intangible assets	3,302	2,375
Non-cash equity compensation	3,830	3,324
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	3,584	(30,789)
Inventories	12,087	(52,036)
Prepaid expenses and other current assets	(2,685)	(1,219)
Accounts payable	(4,245)	43,058
Employee compensation and benefits payable	(5,629)	(1,282)
Deferred revenue	(4,086)	10,928
Income taxes payable	(45)	185
Deferred income taxes	139	4,388
Other accrued liabilities	(476)	5,097
Net cash provided by operating activities	24,326	19,461

Cash flows from investing activities:
Investments in property, plant and equipment	(7,775)	(10,985)
Acquisition of intangible assets	(4,855)	—
Acquisition of business, net of cash received	(1,661)	(3,185)
Net cash used in investing activities	(14,291)	(14,170)

Cash flows from financing activities:
Payments of long-term borrowings	(7,000)	(2,000)
Proceeds from issuance of shares	1,444	2,825
Net cash provided by (used in) financing activities	(5,556)	825
Change in cash and cash equivalents	4,479	6,116
Cash and cash equivalents at beginning of period	56,921	41,240
Cash and cash equivalents at end of period	$61,400	$47,356
	(0)

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended		Six Months Ended
	May 31,	May 31,	May 31,	May 31,
	2007	2006	2007	2006
	(US dollars in thousands, except per share amounts)		(US dollars in thousands, except per share amounts)
Summary Reconciliation Of GAAP Net Income To Non-GAAP Net Income
GAAP net income	$2,001	$24,576	$12,116	$31,013

Amortization of intangible assets	1,651	1,185	3,302	2,375
Equity compensation	2,170	1,955	3,830	3,324
Other income	—	(1,965)	(890)	(1,965)

Tax effect of non-GAAP adjustments	(718)	(255)	(1,392)	(953)

Non-GAAP net income	$5,104	$25,496	$16,966	$33,794

Summary Reconciliation Of Diluted GAAP Earnings Per Share To Diluted Non-GAAP Earnings Per Share

Diluted GAAP earnings per share	$0.07	$0.83	$0.41	$1.05

Amortization of intangible assets	0.06	0.04	0.11	0.08
Equity compensation	0.07	0.07	0.13	0.11
Other income	—	(0.07)	(0.03)	(0.07)

Tax effect of non-GAAP adjustments	(0.02)	(0.01)	(0.05)	(0.03)

Diluted non-GAAP earnings per share	$0.17	$0.86	$0.57	$1.15

Summary Of Equity Compensation

Cost of revenues	327	253	572	361
Research and development	655	534	1,146	819
Selling, general and administrative	1,188	1,168	2,112	2,144

Total equity compensation	2,170	1,955	3,830	3,324

Signatures

                Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer

Date: 27 June 2007